April 15, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:                      Mr. John Reynolds
         Ms. Janice McGuirk
         Ms. Pamela Howell

Re:	Hansen Natural Corporation Annual Report on Form 10-K FYE December 31, 2009 Filed March 1, 2010 File No. 0-18761

Dear Mr. Reynolds, Ms. McGuirk and Ms. Howell:

This letter is being furnished on behalf of Hansen Natural Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 1, 2010, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-18761) that was filed with the Commission on March 1, 2010.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Item 15. Exhibits

We note that exhibits 10.8, 10.44, 10.45, 10.46, 10.47, 10.49, 10.50, 10.51, 10.52, 10.53, 10.54 and 10.55 to the Form 10-K do not have some or all of the schedules, attachments or exhibits as listed in the exhibit itself.  In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Response:

With respect to Exhibit 10.8, the Company will revise Exhibit 10.8 to include exhibit A thereto, and will file such revised Exhibit 10.8 with our next periodic report.

With respect to Exhibits 10.44, 10.45, 10.46, 10.47, 10.49, 10.50, 10.51, 10.52, 10.53, 10.54 and 10.55, the Company respectfully advises the Staff that Schedule A to each of these stock option agreements is a form of notation of any partial exercise or installment exercise and as such is blank at the time of execution of the related option agreement.  As a matter of practice, the Company tracks option exercises electronically and employees do not complete Schedule A to each option agreement. Accordingly, the Company will update future stock option agreements to delete the reference to Schedule A and instead refer to its records.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg Vice Chairman of the Board of Directors, President and Chief Financial Officer

cc:           Benjamin M. Polk

Schulte Roth & Zabel LLP